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OMMISSION
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Hensler 412-288-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

SEC Mail Processing Section

FEB 25 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9
3/26

OATH OR AFFIRMATION

I, Lori Hensler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
County of Allegheny

23rd day of February 2009

Maureen R. Yonek
Notary Public

Lori Hensler
Signature

Assistant Treasurer
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Maureen R. Yonek, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Nov. 26, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2008
with Report and Supplementary Report of Independent Registered Public Accounting Firm

EDGEWOOD SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Tel: 412 644 7800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Edgewood Services, Inc.

We have audited the accompanying statement of financial condition of Edgewood Services, Inc. (the Broker/Dealer) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 19, 2009

EDGEWOOD SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	197
Receivable from affiliates, net		12,672
Prepaid expenses		19
Current deferred tax asset		71
Total assets	$	12,959
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		10,538
Total shareholder's equity		12,959
Total liabilities and shareholder's equity	$	12,959

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(dollars in thousands)

Commission income	$	25
Operating Expenses:		
Other tax expense		43
Corporate licensing and registration fees		21
Other		4
Total operating expenses		68
Operating loss		(43)
Nonoperating Income:		
Interest and dividends		40
Loss before income taxes		(3)
Income tax provision		0
Loss from continuing operations		(3)
Income from discontinued operations, net of tax		2,772
Net income	$	2,769

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008
(dollars in thousands)

Balance at January 1, 2008	$	0
Additions and/or reductions		0
Balance at December 31, 2008	$	0

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2008	$ 0	$ 2,421	$ 7,769	$ 10,190
Net income	0	0	2,769	2,769
Balance at December 31, 2008	$ 0	$ 2,421	$ 10,538	$ 12,959

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(dollars in thousands)

Operating Activities:		
Net income	$	2,769
Adjustments to reconcile net income to net cash used by operating activities:		
Provision for deferred income taxes		212
Increase in receivable from affiliates, net		(4,511)
Net cash used by operating activities		(1,530)
Net decrease in cash and cash equivalents		(1,530)
Cash and cash equivalents, beginning of year		1,727
Cash and cash equivalents, end of year	$	197

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer to act as distributor for certain bank-advised mutual funds. Management is evaluating the Company's business options given the significant decline in client activity. The Company may continue to incur operating losses.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

"Cash and cash equivalents" include an investment in a money market fund that is managed by another subsidiary of Federated as well as cash held at a bank. These investments may be redeemed upon demand.

(d) Revenue Recognition

The Company has contractual arrangements with third parties to provide distribution-related services to bank-advised mutual funds. Revenue is recognized during the period in which services are performed. The Company's revenue is recorded net of third-party payments. The Company records commission income earned from distribution-related activities upon receipt.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Recent Accounting Pronouncements

FSP SFAS 157-3 – In October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements" (SFAS 157) in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS 157. The adoption of FSP 157-3 did not have a significant impact on the Company's financial position and results of operations.

SFAS 162 – In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," (SFAS 162). This standard reorganizes the generally accepted accounting principles (GAAP) hierarchy in order to improve financial reporting by providing a consistent framework for determining what accounting principles should be used when preparing U.S. GAAP financial statements. SFAS 162 shall be effective 60 days after the SEC's approval of the Public Company Accounting Oversight Board's amendments to Interim Auditing Standard, AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." Management does not expect that the adoption of SFAS 162 will have a significant impact on the Company's financial position and results of operations.

SFAS 157 and FSP SFAS 157-2 – In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements because the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In February 2008, the FASB issued an FSP to defer the effective date of SFAS 157 for one year for nonfinancial assets and liabilities recognized or disclosed at fair value on a non-recurring basis (SFAS 157-2). Management adopted the provisions of SFAS 157 related to all financial assets and liabilities and nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis on January 1, 2008. Management does not expect that the adoption of SFAS 157-2 will have a significant impact on its financial position and results of operations.

(2) DISCONTINUED OPERATIONS

In the third quarter 2006, the Company completed the sale of certain assets associated with its Trust*Connect*® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC (Matrix). In 2008, the Company received contingent consideration of $4.8 million, which was calculated as a percentage of Matrix's second quarter 2008 net revenue above a specific threshold directly attributed to the Clearing Business. This contingent consideration is included, net of tax, as income from discontinued operations for the year ended December 31, 2008.

(2) DISCONTINUED OPERATIONS, continued

The results of operations of the Clearing Business included in "Income from discontinued operations, net of tax," were as follows for the year ended December 31, 2008:

in thousands

Pre-tax loss from discontinued operations	$	(40)
Income tax benefit		(17)
Loss from discontinued operations, net of tax	$	(23)

The company had no continuing involvement with the Clearing Business subsequent to the 2006 sale. The majority of "Pre-tax loss from discontinued operations" represents record storage fees.

(3) FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted the provisions of SFAS 157 for all financial assets and liabilities and nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. SFAS 157 establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash and cash equivalents" includes an investment in a non-fluctuating-value mutual fund as well as cash held at a bank. The investment was valued at $196,000 as of December 31, 2008, which was determined under Level 1 of the fair value hierarchy as defined by SFAS 157 because it has unadjusted quoted prices in active markets for identical instruments that the Company has the ability to access at the measurement date.

The "Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future and therefore, the Company is not able to determine its fair value. These financial assets are classified as current on the Statement of Financial Condition.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur general support costs on its behalf. Such expenses are allocated to the Company, amounted to approximately $1,000 for the year ended December 31, 2008 and are recorded in "Other" on the Statement of Operations.

The "Receivable from affiliates, net" on the Company's Statement of Financial Condition represents the amounts collected by another subsidiary of Federated on behalf of the Company in excess of expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5) INCOME TAXES

Income tax expense from continuing operations consisted of the following components for the year ended December 31, 2008:

in thousands	Current	Deferred	Total
Federal	$ (180)	$ 161	$ (19)
State	(32)	51	19
Total	$ (212)	$ 212	$ 0

The Company's effective income tax rate attributed to continued operations for the year ended December 31, 2008 was (12%). This rate is lower than the Company's 35% federal statutory income tax rate primarily as a result of permanent differences associated with the Company's allocated expenses from prior years adjusted for in the current year. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

The Company's deferred tax assets totaled $71,000 at December 31, 2008, primarily related to insurance recoveries allocated to the Company for claims Federated submitted to cover costs associated with the internal review and government investigations into past mutual fund trading practices and related civil litigation (See Note (7)). The Company had no deferred tax liabilities at December 31, 2008.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $193,000, which was approximately $168,000 in excess of its required net capital of $25,000.

(7) COMMITMENTS AND CONTINGENCIES

In 2005, Federated entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. For the year ended December 31, 2008, these fee reductions were approximately $3 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now consolidated and pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

(7) COMMITMENTS AND CONTINGENCIES, continued

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these recent lawsuits and future potential similar suits, as well as the timing of settlements, judgments or other resolution of these matters, is uncertain. It is possible that an unfavorable determination will cause a material adverse impact to Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the years ended December 31, 2008 reflect $7.5 million for costs associated with various legal, regulatory and compliance matters, including costs related to Federated's internal review, costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from the estimate, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows and accordingly may have a material impact on the Company's results of operations or financial position.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Supplemental Information

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008
(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	12,959
Deductions and/or changes:				
Nonallowable assets	$	12,762		
Haircut on securities owned		4		12,766
Net capital			$	193
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	168
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222
Tel: 412 644 7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the Broker/Dealer), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Broker/Dealer does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Broker/Dealer in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

ERNST & YOUNG

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2009